SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated May 14, 2003, regarding ScottishPower employee trusts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	May 21, 2003	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc

ScottishPower Employee Trusts

Scottish Power plc (“the Company”) has been advised by Hill Samuel Offshore Trust Company Limited, the trustee of the ScottishPower Employee Trust 2001 (“the ExSOP Trust”) of the purchase on 13 May 2003 of 3,831,480 ordinary shares in the Company at a price of 378.5044 pence per ordinary share, and on 14 May 2003 of 2,069,824 ordinary shares in the Company at a price of 374.8988 pence per ordinary share for the purpose of satisfying the exercise of options granted under the ScottishPower Executive Share Option Plan 2001.

The ExSOP Trust is a discretionary trust under which all employees of the ScottishPower group are potential beneficiaries. Each of the Executive Directors of the Company is, for Companies Act purposes, regarded as interested in all the ordinary shares in the Company (“Shares”) held by the ExSOP Trust. Following these latest purchases, the total number of Shares held in trust is 15,648,216. Despite the technical interest in all the Shares held in the ExSOP Trust, each Executive Director will only be entitled to receive from the ExSOP Trust the number of Shares to which he is entitled on exercise of any option or award granted to him under ScottishPower’s share plans.

The Company also announces that it has been advised by Barclays Private Bank and Trust (Isle of Man) Limited, the trustee of the ScottishPower discretionary trust established in connection with the ScottishPower Long Term Incentive Plan (“the LTIP Trust”) of the purchase on 13 May 2003 of 664,067 ordinary shares in the Company at a price of 378.5044 pence per share, for the purpose of satisfying awards under the Plan in due course.

Each of the executive directors of the Company is for Companies Act purposes regarded as interested in all these Shares and all other Shares held in the LTIP Trust. Following, this latest purchase, the total number of Shares held in trust is 4,096,736. Despite the technical interest in all the shares, each executive director will only receive from the LTIP Trust that number, if any, of shares to which he will become entitled on maturity of an award granted to him under ScottishPower’s share plans.

Enquiries:

Colin McSeveny, Group Media Relations Manager 0141 636 4515

Alan McCulloch, Assistant Company Secretary 0141 566 4683